

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

June 1, 2010

Mr. Michael Levinsohn
President
Lenco Mobile Inc.
345 Chapala Street
Santa Barbara, California 93101

**Re: Lenco Mobile Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on April 15, 2010, as amended May 6, 2010 and May 28, 2010
File No. 000-53830**

Dear Mr. Levinsohn:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director